June 4, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Jennifer Gowetski, Senior Counsel
Office of Real Estate and Commodities

Re:	Retail Value Inc.
Amendment No. 1 to
Draft Registration Statement on Form 10
Submitted May 11, 2018
CIK No. 0001735184

Ladies and Gentlemen:

Retail Value Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 24, 2018 (the “Comment Letter”), with respect to the Company’s Amendment 1 to Draft Registration Statement on Form 10 (the “Registration Statement”), submitted May 11, 2018.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Summary, page 1

1.	We note your revised disclosure on page 9 regarding the DDR preferred shares. Please revise to specifically describe the “certain thresholds” referenced on page 9 and clarify the maximum preference amount. In addition, please disclose any anticipated timeframe for the payment of the preference amount and clarify, if true, that common stockholders may not receive any distributions if aggregate dividends equal to the preference amount are not paid.

Securities and Exchange Commission

June 4, 2018

Response: We have revised our disclosure on pages 8 and 9 to clarify the terms of the DDR preferred shares. The added disclosure is included herein and has been underlined for your reference:

Prior to the separation, the Company will issue 1,000 preferred shares to DDR, which we refer to as the series A preferred shares, which will be noncumulative and have no mandatory dividend rate. However, subject to the requirement that the Company distribute an amount equal to the minimum amount required to be distributed with respect to any taxable year in order for the Company to qualify, or maintain its status, as a REIT and to avoid any U.S. federal income taxes imposed by the Internal Revenue Code of 1986, or the Code, sections 857(b)(1) and 857(b)(3), or a Required REIT Distribution, to the holders of the Company’s common shares, the series A preferred shares will be entitled to a dividend preference for all dividends declared on the Company’s capital stock at any time up to $190 million in the aggregate, which amount may be increased by up to an additional $10 million if the aggregate gross proceeds of asset sales from and after the distribution date plus $190 million exceeds 110% of the sum of the Company’s indebtedness as of the fifth business day following the distribution date plus the product of the volume weighted average price of one common share multiplied by the number of common shares outstanding on the fifth business day after the distribution date. We refer to this aggregate amount as the preference amount. For more information on how the preference amount is calculated, see “Description of Preferred Shares—Series A Preferred Shares—Preference Amount.” Subsequent to the payment of dividends on the series A preferred shares equaling a preference amount of $200 million, which we refer to as the maximum preference amount, the series A preferred shares are required to be redeemed by the Company for an aggregate amount of $1.00 per share. At this time, the Company cannot predict when or if it will declare dividends to the holders of series A preferred shares and when or if such dividends, if paid, will equal the maximum preference amount. While unlikely, it is nevertheless possible that the Company may never produce income requiring a distribution to holders of the Company’s common shares and may never pay dividends on the series A preferred shares equaling the maximum preference amount. If such circumstances were to occur, the Company would not be able to pay any dividends to its common stockholders. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financing Activities—Series A Preferred Shares” and “Description of Preferred Shares—Series A Preferred Shares.”

Unaudited Pro Forma Financial Information, page 77

2.	Please revise your pro forma statements of operations to present pro forma earnings per share data. Please refer to Article 11 of Regulation S-X.

Response: We have revised our pro forma statements of operations to present pro forma earnings per share data.

3.	Please revise your pro forma balance sheet to reflect the change in capital structure. Your revisions should include, but not necessarily be limited to, adjustments for the issuance of the DDR preferred shares and the distribution of the Company’s common shares. Please refer to Article 11 of Regulation S-X.

Securities and Exchange Commission

June 4, 2018

Response: We have revised our pro forma balance sheet to reflect the change in capital structure which includes the issuance of the DDR preferred shares and the distribution of the Company’s common shares.

Tenant Lease Expirations and Renewals, page 115

4.	We note your response to prior comment 6 and the revised disclosure. We continue to believe that you should describe your lease rollover expectations and the relationship between market rents and expiring rents with respect to your expiring leases. Please revise accordingly.

Response: We have revised our disclosure on pages 114 and 115 to describe in further detail the relationship between market rents and expiring leases. Certain of the information from the original disclosure has been retained but converted into a tabular presentation. The expanded discussion regarding market rents for expiring leases through 2019 is included herein and has been underlined for your reference:

The following table summarizes the portfolio’s leased rate as well as leasing spreads for the comparable leases executed for the periods presented as well as the weighted average cost of tenant improvements and lease costs:

	Full Year 2017			First Quarter 2018
	Continental U.S.	Puerto Rico	Total	Continental U.S.	Puerto Rico	Total
Leased Rate (1)
Beginning of period			94.2%			92.5%
End of Period			92.5%			91.7%
Leasing spreads
Blended all leases	6.1%	-12.6%	2.6%	0.6%	-1.6%	0.5%
New leases	12.4%	-42.2%	-3.3%	9.7%	0.0%	9.7%
Renewal leases	5.2%	-4.2%	3.6%	0.1%	-1.6%	0.0%
Lease costs
New leases (2)			$4.06			$7.48
Renewal leases (3)			n/a			n/a

(1)	The 2017 end of period leased rate reflects the unabsorbed vacancy resulting from the 237,000 square feet of GLA related to The Sports Authority, Golfsmith and hhgregg bankruptcies. The 2018 end of period leased rate was impacted by the bankruptcy of Toys R Us.
(2)	Represents weighted average cost of tenant improvements and lease commissions estimated to be incurred over the expected lease term for new leases per rentable square foot. The Company could incur significant costs to execute new leases.
(3)	The Company does not generally expend a significant amount of capital on lease renewals.

Securities and Exchange Commission

June 4, 2018

The Company’s leasing spread calculation includes only those deals that were executed within one year of the date the prior tenant vacated and, as a result, is a good benchmark to compare the average annualized base rent of expiring leases with the comparable executed market rental rates. The Company believes the leasing spreads reported during 2017 and the first quarter of 2018 are good indicators of current market trends for the portfolio. As a result, the Company believes that for leases expiring through 2019 for the continental U.S. properties, the blended leasing spreads for both new leases and renewals are expected to range from flat to 10%. Leasing volumes in Puerto Rico following Hurricane Maria remain low in a historical context. Given current limited demand and a challenging economic backdrop in Puerto Rico, the Company has been signing a limited number of short-term leases. Spreads on these leases are expected to range from slightly positive to negative 20% with a negative average. The Company currently expects a gradual recovery and normalization of leasing demand, volumes, and economics in Puerto Rico. The Company’s overall total reported leasing spreads could vary from quarter to quarter depending upon both the volume and size of leases executed in each period. For more information, see “Risk Factors—The Company’s Dependence on Rental Income May Adversely Affect Its Ability to Meet Its Debt Obligations and Make Distributions to Shareholders.”

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 755-5800 or Kimberly Pustulka at Jones Day at (216) 586-7002.

Very truly yours,

/s/ David R. Lukes

David R. Lukes
Chief Executive Officer
RETAIL VALUE INC.

cc:	Aaron Kitlowski / Retail Value Inc.
Kimberly Pustulka / Jones Day